DANIELLE E. REED	Via Edgar and Federal Express
(650) 849-7118
dreed@cooley.com

August 23, 2007

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop: 4561

Washington, D.C. 20549

Attention: Mark P. Shuman

RE:	Website Pros, Inc.
Registration Statement on Form S-4 (File No. 333-144987)

Ladies and Gentlemen:

On behalf of our client, Website Pros, Inc. (“Website Pros” or the “Company”), we are electronically transmitting a conformed copy of the Company’s Amendment No. 1 to its registration statement on Form S-4 (the “Registration Statement”), marked to show changes from the registration statement filed with the Commission on July 31, 2007.  All references to page numbers in the responses set forth in this letter refer to pages in Amendment No. 1.

Amendment No. 1 is being filed in response to your letter dated August 22, 2007, setting forth the Staff’s comments regarding the Registration Statement.

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered each paragraph of the comment letter as a separate comment.  Capitalized terms used in the response that are not defined herein have the meanings ascribed to them in the Registration Statement.

Amendment No. 1 to Form S-4

General

1.                                      We note your disclosure, particularly in the risk factors and in the section title Manner and Basis of Converting Shares, regarding the impact on the consideration to be received by the Web.com shareholders resulting from a cash “over-election” or “under-election.”  See pages 24 and 65.  To ensure that shareholders understand how they may be impacted by the election process, please expand the disclosure to provide shareholders with examples demonstrating the range of possible outcomes.  At a minimum, please include hypothetical examples in tabular format of what shareholders would receive (a) if all holders elected to receive cash, (b) if all holders elected to receive stock, and (c) if the election between stock and cash were equally divided.  If you deem other examples or disclosures to be relevant given the fixed aggregate cash consideration and exchange ratio in demonstrating the pro rationing effect, please

Five Palo Alto Square, 3000 El Camino Real, Palo Alto, CA 94306-2155  T: (650) 843-5000  F: (650) 849-7400  www.cooley.com

Securities and Exchange Commission

August 23, 2007

Page Two

include any such examples or disclosures. This information concerning the range of potential consideration should be prominently featured such as in the Questions and Answers about the Merger - “What will Web.com shareholders receive in the merger?” or in the Summary Term Sheet.

The disclosure has been revised on pages 2 and 65 in response to the Staff’s comment.

Where you can find more information, page 104

2.                                      Please update the incorporation by reference section to specifically incorporate the recently filed Forms 10-Q for the period ended June 30, 2007 for both Website Pros, Inc. and Web.com, Inc.

The incorporation by reference section on page 106 has been revised in response to the Staff’s comment.

The Company is aware of its obligations under the Securities Act of 1933, as amended, and in accordance with Rule 461(a) will request acceleration of the registration statement orally.

Please direct any comments or questions regarding this filing to the undersigned at (650) 849-7118.

Respectfully submitted,

COOLEY GODWARD KRONISH LLP

/s/ Danielle E. Reed
Danielle E. Reed, Esq.

cc:	Maryse Mills-Apenteng (with enclosure)
David Brown, Website Pros, Inc. (without enclosure)
Matthew McClure, Esq., Website Pros, Inc. (without enclosure)

Five Palo Alto Square, 3000 El Camino Real, Palo Alto, CA 94306-2155  T: (650) 843-5000  F: (650) 849-7400  www.cooley.com